Exhibit 3.1

SIXTH CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED,

OF

SONIDA SENIOR LIVING, INC.

Sonida Senior Living, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendments to the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”):

The first sentence of the FOURTH Article of the Certificate of Incorporation is hereby amended and restated by deleting such sentence in its entirety and replacing it with the following sentence:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 30,000,000 shares of common stock, at a par value of $0.01 per share (“Common Stock”), and 15,000,000 shares of preferred stock, at a par value of $0.01 per share (“Preferred Stock”).”

SECOND: That the foregoing amendment was duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, this Sixth Certificate of Amendment has been duly executed as of the 21st day of March 2024.

SONIDA SENIOR LIVING, INC.

By:	/s/ Brandon M. Ribar
Name:	Brandon M. Ribar
Title:	President and Chief Executive Officer